FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "Company" or "Equinox Gold")

Suite 1501 - 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2: Date of Material Change

October 16, 2024

Item 3: News Release

A news release announcing the material change was issued on October 16, 2024, through Newsfile ("News Release"). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On October 16, 2024, the Company reported operations results for the Greenstone Mine ("Greenstone") for the third quarter of 2024 in the News Release. As part of the News Release the Company announced an adjustment to Greenstone 2024 production guidance from 175,000-205,000 to 110,000-130,000 ounces of gold.

Item 5.1: Full Description of Material Change

All financial figures are in United States dollars, unless otherwise indicated.

On October 16, 2024, the Company reported operations results for Greenstone for the third quarter of 2024 in the News Release. As part of the News Release the Company announced the following:

Gold Production

Gold production from Greenstone during Q3 totalled approximately 42,500 ounces, an increase of 162% from Q2. Since first gold pour on May 22, 2024, total production from Greenstone to September 30 is approximately 59,000 ounces of gold. The Company remains focused on systematically ramping up both mining rates and plant throughput during the fourth quarter as the mine continues to progress toward design capacity. Reflecting progress in the ramp-up and gold production to date, Equinox Gold is adjusting 2024 production guidance for Greenstone from 175,000-205,000 to 110,000-130,000 ounces of gold.

Cautionary Notes

Certain statements made in this material change report may constitute forward-looking information or forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "Forward-looking Information"). Forward-looking Information in this material change report relates to, among other things: the Company's expectations for the operation of Greenstone, including production capabilities and 2024 guidance; future financial or operating performance; and anticipated improvements in recovery rates, mining rates, plant availability and throughput to achieve design capacity. Forward-looking Information is generally identified by the use of the words "will", "progress", "focus", "ramping up", "achieve", "increase", "plan", "continue", "expect", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes the expectations reflected in such Forward-looking Information is reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: achieving commercial production at Greenstone in accordance with expectations; the Company's ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled development and production; that ore grades and recoveries remain consistent with expectations; that tonnage of ore to be mined and processed remains consistent with expectations; the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone; no labour-related disruptions; that all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws and other regulatory requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the Forward-looking Information contained in this material change report. The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this material change report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires, and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; labour relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any Forward-looking Information, no inference should be drawn that Equinox Gold will make additional updates with respect to that or any other Forward-looking Information. All Forward-looking Information contained in this material change report is expressly qualified by this cautionary statement.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9: Date of Report

October 17, 2024